EXHIBIT 12
DOLE FOOD COMPANY, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In thousands, except for ratio data)

	Fiscal Years Ended
	January 3,		December 29,		December 30,		December 31,		January 1,
	2009		2007		2006		2005		2005
Income (loss) from continuing operations before income taxes, minority interests and equity earnings	$92,522		$(36,194)		$(16,421)		$86,715		$151,171
Distributed income of equity method investees	271		439		1,478		2,040		2,173
Fixed charges from continuing operations	242,064		250,758		225,162		185,122		185,730

Earnings available for fixed charges	$334,857		$215,003		$210,219		$273,877		$339,074

Fixed charges from continuing operations:
Interest expense	$169,799		$190,129		$169,719		$134,926		$142,998
Amortization of debt expense and discounts	4,686		4,722		4,996		7,526		9,505
Assumed interest element included in rent expense	67,579		55,907		50,447		42,670		33,227

Total fixed charges from continuing operations	$242,064		$250,758		$225,162		$185,122		$185,730

Ratio of earnings to fixed charges (A)	1.38	X	0.86	X	0.93	X	1.48	X	1.83	X

(A)	Due to the Company’s loss from continuing operations in both 2007 and 2006, the ratio of earnings to fixed charges was less than 1:1. The Company must generate additional earnings of $35.8 million and $14.9 million to achieve a coverage ratio of 1:1 for 2007 and 2006, respectively.